Mail Stop 4561


      July 20, 2005


Edward M. Lake
Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA  92123

Re:  	SYS
	Registration Statement on Form SB-2
      File No. 333-126065
		Form 10-KSB for the year ended June 30, 2004
		File No. 0-04169

Dear Mr. Lake:

	We have restricted our review of your filing to the selling shareholder table and the controls and procedures in the above-cited
Form 10-KSB and have the following comments. No other part of the registration statement will be reviewed. Where indicated, we think you should revise your documents to respond to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Based on our limited review, we have the following comments.

Selling Shareholders
1. Please tell us whether any of the selling shareholders are affiliates of broker-dealers. If so, please identify them in a footnote to the table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Form 10-KSB for the year ended June 30, 2004

Controls and Procedures
2. The paragraph containing management`s conclusion as to the effectiveness of your disclosure controls and procedures neither references rule 13a-15(e), which defines the term, nor reiterates the definition. Please revise to specify that management is rendering its conclusion regarding the company`s disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act.
3. We note that your disclosure regarding changes in internal control
over financial reporting indicates that there were changes "that
occurred during the last fiscal year. . . ."   Please note that
Item
308(c) of Regulation S-B requires that changes should be described that occurred during the issuer`s "fourth fiscal quarter," in the case of an annual report, that would materially affect or are reasonably likely to materially affect the issuer`s internal control over financial reporting. Please confirm, if true, that changes occurred during the fourth fiscal quarter and that you will conform your disclosure to the requirements of Item 308(c) in future filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 		should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions should be directed to Maryse Mills-Apenteng at
(202) 551-3457 or, in her absence, the undersigned (202)-551-3730.

								Sincerely,



      			Barbara C. Jacobs
      			Assistant Director

cc:  	Via facsimile:  (619) 232-8311
	Otto E. Sorensen, Esq.
Luce, Forward, Hamilton & Scripps LLP
600 West Broadway, Suite 2600
San Diego, CA 92101


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Edward M. Lake
SYS
July 20, 2005
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